

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2024

Moishe Gubin
Principal Executive Officer
OptimumBank Holdings, Inc.
2929 East Commercial Boulevard, Suite 303
Ft. Lauderdale, FL 33308

      Re: OptimumBank Holdings, Inc.
            Registration Statement on Form S-3
            Filed August 9, 2024
            File No. 333-281430

Dear Moishe Gubin:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance

cc: Christina Ahrens, Esq.